FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2008

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on December 19, 2008, by Panasonic Corporation (the registrant), announcing that Panasonic and SANYO agree to capital and business alliance.

2.	News release issued on December 19, 2008, by the registrant, announcing the issuance of straight bonds.

3.	News release issued on December 19, 2008, by the registrant, announcing the absorption of its wholly-owned subsidiary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: December 22, 2008

FOR IMMEDIATE RELEASE

Contacts:
Panasonic Corporation	SANYO Electric Co., Ltd.
Akira Kadota	Hiroyuki Okamoto, Kumiko Makino
International PR	Global Communications Dept.
+81-3-3578-1237	+81-3-6414-8621

Panasonic News Bureau
+81-3-3542-6205

Kazuo Sasaki	Kenichi Sato
Investor Relations	Investor Relations
+81-6-6908-1121	+81-6-6994-3468

Panasonic and SANYO Agree to Capital and Business Alliance

Osaka, December 19, 2008 — Panasonic Corporation (NYSE: PC/ TSE:6752, “Panasonic”) and SANYO Electric Co., Ltd. (TSE 6764, “SANYO”), upon the resolutions of the meetings of their respective Boards of Directors held on December 19, 2008, today announce that they have entered into the Capital and Business Alliance Agreement. Panasonic will aim to acquire the majority of the voting rights of SANYO assuming full dilution (which takes into account conversion of Class A preferred stock and Class B preferred stock into common stock) by means of a public tender offer bid. Panasonic and SANYO will form a close alliance in business with the prospect of organizational restructurings of both companies.

Panasonic will commence the tender offer as soon as is practical, subject to, among other conditions, completion of the procedures and the measures that are necessary under domestic and overseas competition laws and regulations. It is expected to take a certain amount of time for the procedures of the regulatory authorities to be completed. Therefore, no later than around the end of February next year, the progress up to that time will be disclosed.

1. Purpose of Capital and Business Alliance

Panasonic has been challenging under the “Panasonic” brand to generate “ideas for life” for the future. Through innovative thinking, Panasonic is committed to enriching people’s lives around the world and thereby contributing to the development of society and future of the world. On the other hand, SANYO has been seeking to become a “Leading company for energy and environment,” which significantly contributes to enhancing the global environment and enriching people’s lives through its proprietary technology and products, under its management philosophy stating “We are committed to becoming an indispensable element in the lives of people all over the world.”

Panasonic and SANYO recognize that existing strategies must not only be accelerated, but also that drastic action is now required for further strengthening initiatives to achieve potential revenue and profit growth in the global economic recession stemming from the financial crisis as well as in the midst of intensified global competition.

Combining the accumulated technologies and manufacturing knowledge of both companies, Panasonic and SANYO believe that together they will evolve into a corporate group which will be highly admired globally by enhancing the quality of life for the people worldwide and becoming a business entity coexisting in harmony with the global environment. This will be done with the aim of maximizing both companies’ corporate values by pursuing synergies between both companies further strengthening global competitiveness through this alliance.

2. Expected Effect of Collaboration between Panasonic and SANYO

Panasonic and SANYO believe that, through this alliance, a strong collaboration between both companies will be established in a wide range of business fields. The primary synergy effects that are currently expected are as follows:

(1) Solar Business

By utilizing the business platform of Panasonic, the companies aim to respond to the demand for solar batteries for which significant future growth is expected, through (i) further expanding business in the area of highly efficient HIT (crystalline silicon) solar photovoltaic cells and modules (batteries) and (ii) acceleration of development and commercialization of next-generation solar cells. In addition, by utilizing the domestic and overseas sales platforms of the Panasonic Group, a significant increase in sales can be expected.

(2) Rechargeable Battery Business (Mobile Energy)

SANYO has established its status as a leading company in the rechargeable battery business focused on lithium-ion rechargeable batteries. In addition, Panasonic has utilized its original black box technology and expanded its business globally. By making this alliance, the companies will further strengthen both of their competitiveness through, among others, (i) the introduction of SANYO’s excellent production technology to Panasonic and (ii) the provision of Panasonic’s high-capacity technology to SANYO. Active investments will be made in batteries for HEV (Hybrid Electric Vehicle) and EV (Electric Vehicle), for which future rapid market growth is expected, and together as the Panasonic Group, it is believed that collaboration with automakers can be strengthened and sales significantly expanded.

(3) Strengthening Financial and Business Position

By SANYO becoming a member of the Panasonic Group, (i) reductions in company-wide procurement costs in areas such as materials purchasing or (ii) reductions in logistics-related costs are expected in SANYO. In addition, by introducing Panasonic’s original cost reduction know-how, such as “Itakona1” or “Cost Busters2,” to SANYO, further strengthening of the financial and business position will be a primary goal for achievement.

Also, in accordance with the alliance agreement reached today, Panasonic and SANYO will set up a “Collaboration Committee,” and the said committee shall consider, to the extent permitted under the applicable laws and regulations, various items, such as management systems, technology development, procurement, logistics, quality control and IT infrastructure, in order to achieve the outcomes of collaboration between the two companies as soon as possible after making SANYO a subsidiary of Panasonic. In addition, Panasonic will consider various options including a possible investment of around 100 billion yen in order to achieve the synergy of both companies.

[1]	“Itakona activity” is analyzing components all the way into the material such as metals and resin, or in other words, “plates (ita)” and “powder (kona)” and pursuing a target cost.
[2]	“Cost Busters” are companywide cost reduction activities of Panasonic.

3. Tender Offer

Panasonic will commence a tender offer bid for the purchase of all shares of SANYO (including all of common stock, Class A preferred stock and Class B preferred stock) (the “Tender Offer”), subject to, among other conditions, completion of the procedures and measures that are necessary under applicable domestic and overseas competition laws and regulations. Upon the Tender Offer, the purchase price will be 131 yen per share of common stock, 1,310 yen per share of Class A preferred stock and 1,310 yen per share of Class B preferred stock. Panasonic has received an opinion from Merrill Lynch Japan Securities Co., Ltd. that, under certain assumptions, those purchase prices are fair from a financial point of view to Panasonic. The minimum number of shares to be purchased in the Tender Offer will be a majority of issued shares of SANYO (excluding its own shares held by SANYO and assuming full dilution where Class A preferred stock and Class B preferred stock are converted into common stock). No purchase will be made if the total number of shares which are tendered for sale in the Tender Offer falls short of the minimum number of shares to be purchased. In case that more shares than the minimum number to be purchased are tendered for sale in the Tender Offer, all of such shares tendered for sale will be purchased.

Oceans Holdings Co., Ltd. (an affiliate company of Goldman Sachs Group, Inc.), Evolution Investments Co., Ltd. (a wholly-owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd.) and Sumitomo Mitsui Banking Corporation, which are the major shareholders of SANYO, are positively considering the sale of SANYO shares in the Tender Offer. The aggregate number of shares of SANYO (assuming that Class A preferred shares and Class B preferred shares are converted into shares of common stock) held by the three companies is 4,328,993,781 shares which is equal to approximately 70.5% of voting rights assuming full dilution, and in the case where all shares of SANYO held by the three companies were tendered for sale in the Tender Offer, the Tender Offer shall be expected to be settled.

In addition, SANYO supports the Tender Offer and will express its affirmative view on the Tender Offer if it is commenced.

Panasonic basically plans to convert Class A preferred stock and Class B preferred stock of SANYO which Panasonic has acquired into common stock of SANYO (alternatively, the major shareholders may convert Class A preferred stock and Class B preferred stock into common stock and subsequently tender the common stock in the Tender Offer). Each share of Class A preferred stock or Class B preferred stock is convertible into ten shares of common stock, and if all of Class A preferred stock and Class B preferred stock are converted into common stock, the number of issued shares of common stock (excluding its own shares held by SANYO and assuming full dilution) shall be 6,142,207,315 shares. Although Class B preferred stock has no voting rights, the total number of voting rights of SANYO assuming full dilution shall increase as a result of the conversion of such Class B preferred stock into common stock.

4. Maintenance of Listing

Panasonic and SANYO are of the same view that SANYO will maintain the listing of its common stock on the stock exchanges after consummation of the Tender Offer, and in the event that the results of the Tender Offer may possibly lead to the violation of the listing requirements, both companies shall consult each other to deliberate on the measures to be taken in order to avoid delisting of SANYO common stock.

5. Basic information of Panasonic and SANYO

(As of Sep. 30, 2008)

Trade Name	Panasonic Corporation		SANYO Electric Co., Ltd.
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electronic and electric equipment

Date of Incorporation	December 15, 1935		April 1, 1950

Principal Office	Kadoma-shi, Osaka, Japan		Moriguchi-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Seiichiro Sano, Executive Director & President

Capital Stock (million yen)	258,740		322,242

Shares Issued	2,453,053,497		Common stock: 1,872,338,099 Class A preferred stock: 182,542,200 Class B preferred stock: 246,029,300

Shareholders’ Equity (million yen)	3,679,534 (consolidated basis)		329,269 (consolidated basis)

Total Assets (million yen)	7,299,379 (consolidated basis)		1,672,013 (consolidated basis)

Financial Closing Date	March 31		March 31

Major Shareholders	Moxley & Co.	6.7%	Common Stock
	The Master Trust Bank of Japan, Ltd. (Trust account)	6.0%	Japan Trustee Services Bank, Ltd. (Trust account 4G)	1.4%
			SANYO Electric Employees Stockholders’ Association	1.4%
	Japan Trustee Services Bank, Ltd. (Trust account)	4.7%	Sumitomo Mitsui Banking Corporation	1.2%
	Japan Trustee Services Bank, Ltd. (Trust account 4G)	3.4%	Nippon Life Insurance Company	1.1%
	Nippon Life Insurance Company	3.2%	Japan Trustee Services Bank, Ltd. (Trust account)	0.9%
			(Class A preferred stock)
			Evolution Investments Co., Ltd.	24.5%
			Oceans Holdings Co., Ltd.	24.5%
			Sumitomo Mitsui Banking Corporation	0.8%
			(Class B preferred stock)
			Evolutions Investments Co., Ltd.	—
			Oceans Holdings Co., Ltd.	—
			Sumitomo Mitsui Banking Corporation	—
	*Ownership Ratio (calculated excluding the company’s own shares)		*Voting Right Ratio

Notes:	Amounts less than one million yen have been rounded to the nearest whole million yen amount.

Evolution Investments Co., Ltd. Is a wholly-owned subsidiary of Daiwa Securities SMBC Principal Investments Co., Ltd. and Oceans Holdings Co., Ltd. is an affiliate company of The Goldman Sachs Group Inc.

Class B preferred stock of SANYO has no voting rights at a stockholders’ meeting.

Disclaimer Regarding Forward-Looking Statements (Panasonic)

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

Disclaimer Regarding Forward-Looking Statements (SANYO)

Descriptions provided in this press release other than past facts are business forecast estimates based on SANYO’s current plans, prospects, and strategies. Our company has made business judgments based on the information obtainable at this point. Therefore, accuracy and reliability of the acquired information is not guaranteed. Do not place undue reliance on such information.

Business forecast may be affected by a number of variable factors, including various risks and uncertainties. The major variable factors include the following: 1) Environment changes for our company’s businesses, such as a large fluctuation in economic conditions and capital markets and changes in consumer spending; 2) Fluctuation of yen exchange rates for U.S. dollar and other currencies that will influence international business expansion; 3) Various trade restrictions in the markets in different countries; and 4) Our company’s ability to offer new technologies, products, and services in response to rapid engineering innovation, market competition, and price competition. In addition to these, there will be other factors that can impact our business performance. Please assume all underlying risks and uncertainties.

About Panasonic

Best known for its Panasonic brand name, Panasonic Corporation is a worldwide leader in the development and manufacturing of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (approx. US$90.52 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

About SANYO

SANYO Electric Co., Ltd. aims to become a ‘leading company for energy and environment’ based on its Brand Vision ‘Think GAIA’. SANYO’s businesses are divided into three business areas: Energy, Electronics and Ecology. These three areas cover a broad range of products and services such as rechargeable batteries, photovoltaic systems, HVAC/R equipment, digital imaging devices, personal navigation devices, home appliances, electronic components and others. For further information, please visit SANYO’s web site at http://www.sanyo.com/.

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December 19, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205) Jim Reilly (U.S.) (Tel: +1-201-392-6067) Anne Guennewig (Europe) (Tel: +49-611-235-457)	Yoichi Nagata (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1362) Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Panasonic Issues Straight Bonds

Osaka, Japan, December 19, 2008 – Panasonic Corporation (Panasonic [NYSE symbol: PC]) announced that its Board of Directors today resolved to issue straight bonds. Panasonic will offer the bonds in order to secure financial requirement for expanding its business.

An outline of the issuance of bonds is as follows:

1. Type of Securities: Unsecured Straight Bonds

2. Amount: Up to 400,000,000,000 yen (The issuance may be made more than once.)

3. Period of Issuance: After January 2009

4. Offering Method: Public Offering in Japan (planned)

5. Purpose of Funding: Capital expenditures, purchases of investment securities including M&A and working capital

Details of the issuance of bonds, including the total amount of bonds, offering price, interest rate, maturity and date of issue, will be determined in the later stage.

Note:	The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirement.

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December 19, 2008

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Kazuo Sasaki (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan) (Tel: +81-3-3542-6205) Jim Reilly (U.S.) (Tel: +1-201-392-6067) Anne Guennewig (Europe) (Tel: +49-611-235-457)	Yoichi Nagata (U.S.) Panasonic Finance (America), Inc. (Tel: +1-212-698-1362) Hiroko Carvell (Europe) Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Panasonic to Absorb Wholly-Owned Subsidiary

Osaka, Japan, December 19, 2008 – Panasonic Corporation (Panasonic [NYSE symbol: PC]) today announced that its Board of Directors has decided that Panasonic will absorb Panasonic Semiconductor Device Solutions Co., Ltd. (PSCDS), a wholly-owned subsidiary of Panasonic. The merger is expected to take effect on April 1, 2009.

Details of the merger are outlined below.

1. Purpose of merger

Under the three-year mid-term management plan GP3, starting from fiscal 2008, Panasonic aims for achieving global excellence by accelerating growth strategies and implementing initiatives for innovating management quality, based on the concept of “steady growth with profitability.”

With the aim of enhancing the automobile camera business, in which the market is expected to grow, Panasonic will absorb PSCDS, which undertakes the camera module business.

Through this merger, Panasonic will realize the vertically integrated business model from semiconductors such as image sensors to camera modules and utilize its semiconductor process and mounting technologies in camera modules, thereby strengthening the company’s cost competitiveness. As management reforms, Panasonic will aim to reduce duplication of work and improve efficiency by unifying its indirect operations, and proactively promote broad exchanges of personnel and human resources development. This will ensure that Panasonic enhances its global competitiveness in the automobile camera business and accelerate its growth strategies.

2. Details of merger

(1)	Merger schedule

December 19, 2008	Board of Directors meet to vote on merger
December 19, 2008	Signing of merger agreement
April 1, 2009 (planned)	Effective date of merger

(Note: The merger will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of Panasonic and PSCDS will not be made.)

(2)	Method of merger

Panasonic, as the continuing company, will absorb PSCDS, which will be subsequently dissolved and become an internal divisional company of Panasonic.

(3)	Treatment of stock acquisition rights and convertible bonds of the expiring company

There are no stock acquisition rights or convertible bonds issued by PSCDS.

3. Basic information of Panasonic and PSCDS

(As of March 31, 2008)

Trade Name	Panasonic (company to absorb)		PSCDS (company to be absorbed)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Design, development, manufacture and sale of audio, visual and authentication applied composite parts and devices

Date of Incorporation	December 15, 1935		October 1, 2003

Principal Office	Kadoma-shi, Osaka, Japan		Yokohama-shi, Kanagawa, Japan

Representative	Fumio Ohtsubo, President		Akinobu Minagawa, President

Capital Stock (million yen)	258,740		4,500

Shares Issued	2,453,053,497		1

Shareholders’ Equity (million yen)	3,742,329 (consolidated basis)		2,203 (non-consolidated basis)

Total Assets (million yen)	7,443,614 (consolidated basis)		16,784 (non-consolidated basis)

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	Moxley & Co.	7.58%	Panasonic 100%
	The Master Trust Bank of Japan, Ltd.
	(Trust account)	5.48%
	Japan Trustee Services Bank, Ltd.
	(Trust account)	3.56%
	State Street Bank and Trust Co.	2.77%
	Nippon Life Insurance Co.	2.73%

Notes:

1. Amounts less than one million yen have been rounded to the nearest whole million yen amount.

2. As of October 1, 2008, the company changed its name from “Matsushita Electric Industrial Co., Ltd.” to “Panasonic Corporation.”

4. Effects of merger on the company’s financial results

Trade Name	Panasonic Corporation

Principal Lines of Business	Manufacture and sale of electronic and electric equipment

Principal Office	Kadoma-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President

Capital Stock	No change shall be made by the merger.

Financial Closing Date	March 31

Effect on Financial Outlook

Through this merger, Panasonic will realize the vertically integrated business model from semiconductors to camera modules and utilize its semiconductor process and mounting technologies in camera modules, thereby strengthening the company’s cost competitiveness and maintaining the global top share in the automobile camera business.

There shall be no change in the financial outlook for fiscal 2009, ending March 31, 2009.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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